Exhibit 4.2
Incorporated in the Cayman Islands This is to certify that is / are ftf. registerafl shareholders nf: No. of Shares Type of Share Par Value US$ Date of Record ertificate Number % Paid The above shares are subject to the Memorandum and Articles of Association of the Company and transferrable in accordance therewith. Given under the Common of the Company Director Director / Secretary